EXHIBIT 99.11

CONSENT OF RODRIGO MARINHO

Reference is made to the technical report entitled “Caspiche Property Region III, Chile” dated September 13, 2010, which includes a mineral resource estimate prepared under the supervision of the undersigned by AMEC International (Chile) S.A. (“AMEC”) for Exeter Resource Corporation  (the “Technical Report”).

I, Rodrigo Marinho, hereby consent to the inclusion of references to my name and references to, and information derived from, the mineral resource estimate prepared under my supervision contained in the Technical Report, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 29th day of March, 2011.

/s/ Rodrigo Marinho
Name: Rodrigo Marinho